UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cytori Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23283K 105

(CUSIP Number)

Kian Thiam Lim

Victoria Investments & Properties Pty Ltd

Level 12, 2 Queen Street

Melbourne, Victoria 3000

Australia

613 (9678) 0000

with a copy to:

Hayden J. Trubitt

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283K 105	13D	Page 2 of 5

1.	Names of Reporting Persons Kian Thiam Lim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

Kian Thiam Lim is filing this Schedule 13D statement to report his ownership of more than 5% of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Cytori Therapeutics, a Delaware corporation ( “Cytori”).

Item 1.	Security and Issuer

This Schedule 13D statement relates to the Common Stock of Cytori. The principal executive offices of Cytori are located at 3020 Callan Road, San Diego, California 92121.

Item 2.	Identity and Background

(a)	Kian Thiam Lim.

(b)	Level 12, 2 Queen Street, Melbourne, Victoria 3000, Australia.

(c)	Chairman, Victoria Investments & Properties Pty Ltd, located at Level 12, 2 Queen Street, Melbourne, Victoria 3000, Australia.

(d)	Mr. Lim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

(e)	Mr. Lim has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Malaysia.

Item 3.	Source and Amount of Funds or Other Consideration

On October 24, 2013, Mr. Lim founded Lorem Vascular Pty, Ltd, an Australian corporation (“Lorem Vascular”). Lorem Vascular was and is still wholly owned by Mr. Lim. Lorem Vascular has been funded entirely from Mr. Lim’s personal funds. Lorem Vascular contracted to buy 8,000,000 shares of Common Stock from Cytori; but pursuant to written instructions from Lorem Vascular, Cytori issued the shares to Mr. Lim, the sole stockholder of Lorem Vascular.

Item 4.	Purpose of Transaction

Mr. Lim’s purpose in the Cytori Common Stock acquisition was not only to make an investment in stock, but also to create a strategic alliance with Cytori as he simultaneously obtained territorial license rights to commercialize Cytori products in several Asia-Pacific countries. Under a License/Supply Agreement dated October 29, 2013 between Cytori and Lorem Vascular (as subsequently amended and restated in its entirety on January 30, 2014, the “License Agreement”), Cytori exclusively licensed to Lorem Vascular all rights to market and sell Cytori Products (as defined in the License Agreement) for all markets within the countries of People’s Republic of China (including Hong Kong), Australia, Malaysia and Singapore, excluding only the rights for Alopecia.

Through Lorem Vascular, Mr. Lim has the contractual right to designate an individual to serve on Cytori’s Board of Directors. Mr. Lim has not yet exercised this right of designation.

Cytori has also agreed to register the 8,000,000 shares of Common Stock for resale on a Form S-3 registration statement with the Securities and Exchange Commission.

Subject to the foregoing, Mr. Lim does not have a current plan or proposals which relates to or would result in:

(a) the acquisition by any person of additional securities of Cytori, or the disposition of securities of Cytori;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cytori or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Cytori or any of its subsidiaries;

(d) any change in the present board of directors or management of Cytori, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Cytori;

(f) any other material change in Cytori’s business or corporate structure including but not limited to, if Cytori is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in Cytori’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cytori by any person;

(h) causing a class of securities of Cytori to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Cytori becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Lim owns 8,000,000 shares of Common Stock, representing beneficial ownership of approximately 10.6% of Cytori’s outstanding Common Stock.

(b)	Mr. Lim has the sole power as to the voting and the disposition of the Common Stock that he beneficially owns.

(c)	Except as describe herein, Mr. Lim has not effected any transaction in Cytori’s Common Stock during the past 60 days. See Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lorem Vascular purchased 8,000,000 shares of Common Stock at a price of $3.00 per share for a total of $24,000,000 pursuant to a Stock Purchase Agreement, dated October 29, 2013, between Cytori and Lorem Vascular. Pursuant to written instructions from Lorem Vascular, Cytori issued the 8,000,000 shares to Mr. Lim, the sole stockholder of Lorem Vascular. Of the 8,000,000 shares, 4,000,000 were purchased on November 7, 2013 and 4,000,000 were purchased on January 31, 2014.

Through Lorem Vascular, Mr. Lim has the contractual right to designate an individual to serve on Cytori’s Board of Directors. Mr. Lim has not yet exercised this right of designation.

Cytori has also agreed to register the 8,000,000 shares of Common Stock for resale on a Form S-3 registration statement with the Securities and Exchange Commission.

Item 7.	Material to be Filed as Exhibits

Stock Purchase Agreement, dated October 29, 2013 between Cytori and Lorem Vascular Pty Ltd – incorporated herein by reference to Exhibit 4.3 to Cytori’s Registration Statement on Form S-3 filed on November 19, 2013.

Amended And Restated License/Supply Agreement, dated January 30, 2014 between Cytori and Lorem Vascular Pty Ltd – incorporated herein by reference to Exhibit 10.94 to Cytori’s Current Report on Form 8-K filed on February 4, 2014.

Limited Power of Attorney for Section 16 Reporting Obligations, Etc., executed by Kian Thiam Lim in favor of Hayden J. Trubitt on February 6, 2014 – incorporated herein by reference to Exhibit 24.1 to Mr. Lim’s Initial Statement of Beneficial Ownership of Securities on Form 3 filed on February 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            February 28, 2014

/s/ Hayden J. Trubitt
Attorney-in-Fact for Kian Thiam Lim